UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

001-39840

Commission File Number

OMEGA ALPHA SPAC

(Exact name of registrant as specified in its charter)

888 Boylston Street, Suite 1111

Boston, MA 02199

(857) 268-4429

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A ordinary shares, $0.0001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Class A ordinary shares, $0.0001 par value per share: 0 holders

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Pursuant to the requirements of the Securities Exchange Act of 1934, Omega Alpha SPAC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	January 6, 2023	By:	/s/ Otello Stampacchia
		Name:	Otello Stampacchia
		Title:	Chief Executive Officer